

April 24, 2024

Rui Fang
Chief Executive Officer
Yuanbao Inc.
Building 2 No. 8 Beichen West Road
Chaoyang District, Beijing, 100101
The People's Republic of China

  Re: Yuanbao Inc.
   Amendment No. 4 to
   Draft Registration Statement on Form F-1
   Submitted on April 10, 2024
   CIK No. 0001995520

Dear Rui Fang:

  We have reviewed your amended draft registration statement and have the following comment.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 29, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1

General

1. We note that in various places throughout the filing you have removed the terms "uncertainty" or "uncertainties" when discussing the potential future actions by the PRC government, being based in or having the PRC Operating Entities' operations primarily in mainland China, interpretation and enforcement of relevant laws and regulations, and the procedures and requisite timing for the overseas securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China. For example, we note your revised disclosure under "Contractual Arrangements and Corporate

Structure," at page 8, and similarly removed "uncertainty" or "uncertainties," in this recent amendment at pages 29, 36, 55, 58, 67, and 71. Please revise to reinstate the prior language clarifying the existence of such uncertainties throughout the document, as applicable.

Please contact Ben Phippen at 202-551-3697 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance